SAMSUNG

December 17, 2002

BOD Resolution on Transaction with Affiliate

Date of Resolution

- SEC's BOD authorized a real estate transaction with Samsung SDI Co., Ltd. on December 16, 2002.

- All six outside directors and all three members of the audit committee were present when the decision was made.

Details

- The transaction aims to strengthen SEC's competitive edge and reduce costs by purchasing land (40,783 pyongs*) and building space (23,941 pyongs) that are currently being leased from SDI for the use of its LCD production factory located in Cheonan.

  - SEC will buy the land and building space for KRW 272.6 Bn., which is an average estimate made by independent property appraisers appointed by SEC and SDI.

  - The transaction will be executed as soon as it is approved by both BODs and the announcement is disclosed.

  - The purchase contract is expected to be made on December 20, 2002.

* Note: 1 pyong = 3.3 m^2

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SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 17, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) miknad@samsung.co.kr